Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

Commission File No.: 001-15817

On July 28, 2014, the below talking points prepared in connection with the proposed merger transaction between Old National Bancorp and Founders Financial Corporation (“Founders”) were provided to the employees of Founders’ wholly-owned subsidiary, Founders Bank & Trust.

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Talking Points for Founders Bank & Trust employees (for internal use only)

Please tell me more about this announcement.

On Monday, July 28, Old National Bancorp, the holding company for Old National Bank, and Founders Financial Corporation., the holding company for Founders Bank & Trust, publicly announced their intention to partner. The transaction is expected to close in the first half of 2015, subject to required regulatory and shareholder approvals and customary closing conditions.

Tell me about Old National Bank.

Old National is a strong, FDIC-insured community bank that is fully committed to Founders Bank & Trust clients and its communities. Headquartered in Evansville, Ind., the bank has a 180-year legacy of serving Midwestern families and businesses while working to strengthen the communities they call home. Old National has also been named one of the world’s most ethical companies for three straight years (2012-14) by the Ethisphere Institute.

Old National entered the state of Michigan in 2013 through the acquisition of Bank of America branches in Southwestern Michigan and has a partnership pending with United Bancorp, Inc. and its wholly-owned bank subsidiary, United Bank & Trust, based in Ann Arbor. Old National also has branches throughout Indiana, along with branches in Southern Illinois, Western Kentucky and Louisville. Old National has a total of 173 branches (reference footprint map).

In addition to providing comprehensive retail, commercial and business banking services, Old National offers insurance, wealth management and investment services.

(For additional information about Old National, please reference and feel free to share the “About ONB” document.)

Why did Founders Bank & Trust decide to partner with Old National Bancorp?

Our management team recognized an opportunity to enhance the suite of products and services we can offer our clients by partnering with a bank that is larger, yet still very-much community focused. Old National has been steadily growing its presence in the state of Michigan over the past year (reference the footprint map). I can tell you that they are very committed to the Grand Rapids community and plan to continue the highly personalized approach to banking that you’ve grown accustomed to.

When will my accounts change?

Absolutely nothing is changing right now. We are still Founders Bank & Trust, and you should continue to bank as you always have (same checks, same locations, same ATMs). You can also expect to see the same faces you’ve become accustomed to seeing.

Old National is committed to clearly communicating any changes that may be made to your accounts. As we approach the closing of the proposed transaction and subsequent branch conversion, some changes may be made. We promise that we will work very hard to ensure the process is as smooth and seamless as possible for you.

July 28, 2014

Talking Points for Founders Bank & Trust employees (for internal use only)

Will this branch be closing?

We don’t anticipate any branch closings.

Will this change your commitment to the community?

Absolutely not. Old National shares our commitment to community investment and community service, which is one of the reasons we sought this partnership. In fact, Old National is a former recipient of the Points of Light Corporate Engagement Award for Excellence, arguably the highest recognition of corporate volunteer service and community engagement. And Old National associates are encouraged and empowered to volunteer their time in the community.

July 28, 2014

Talking Points for Founders Bank & Trust employees (for internal use only)

Additional Information for Employees that are Shareholders of Founders Financial Corporation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Founders Financial Corporation (“Founders”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National and Founders. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Founders’ businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and Founders to execute their respective business plans (including Old National’s pending acquisitions of Founders, United Bancorp, Inc. and LSB Financial Corp.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in Old National’s Annual Report on Form 10-K and its other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither Old National nor Founders undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.

July 28, 2014